                                            --------------------------------
                                                 OMB APPROVAL
                                            -------------------------------
                                            OMB NUMBER:  3235-0145
                                            EXPIRES:  OCTOBER 31, 1994
                                            ESTIMATED AVERAGE BURDEN
                                            HOURS PER RESPONSE . . .  14.90
                                            --------------------------------

                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13G

                      Under the Securities Exchange Act of 1934
                          (Amendment No.    6   )*
                                         ------

                               THE ACKERLEY GROUP, INC.
                      ------------------------------------------
                                   (Name of Issuer)

                         Common Stock & Class B Common Stock
                      ------------------------------------------
                            (Title of Class of Securities)

                                      004527107
                      ------------------------------------------
                                    (CUSIP Number)

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))


                              Page 1 of  5   Pages
                                        ---

CUSIP No. 004527107                  13G                   Page 2 of 5 Pages
          ---------                                            ---  ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

              Barry A. Ackerley
              ###-##-####


-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*          N/A                  (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
                                    UNITED STATES
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting Power
 Beneficially                     * 10,772,212 COMMON STOCK
                                  * 11,271,355 CLASS B COMMON STOCK
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With                       0 COMMON STOCK
                                   0 CLASS B COMMON STOCK
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  * 10,772,212 COMMON STOCK
                                  * 11,271,355 CLASS B COMMON STOCK
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                   0 COMMON STOCK
                                   0 CLASS B COMMON STOCK
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
              * 10,772,212 COMMON STOCK
              * 11,271,355 CLASS B COMMON STOCK
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*
         Mr. Ackerley disclaims beneficial ownership of 7,264 common shares and 264 Class B common shares held by spouse, for purposes of Section 13(g) of the Act.
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
              54.4% COMMON STOCK
              99.3% CLASS B COMMON STOCK
-------------------------------------------------------------------------------
(12) Type of Reporting Person*
                   IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

*Stock ownership reflects two-for-one stock split effected on October 15, 1996.

                                                          Page  3  of  5  Pages
                                                               ---    ---


ITEM 1(A).  NAME OF ISSUER

              The Ackerley Group, Inc.
-------------------------------------------------------------------------------


ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

              1301 Fifth Avenue, Suite 4000
              Seattle, Washington 98101
-------------------------------------------------------------------------------


ITEM 2(A).  NAME OF PERSON(S) FILING

              (See Item 1 of cover page)
-------------------------------------------------------------------------------


ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

              1301 Fifth Avenue, Suite 4000
              Seattle, Washington 98101
-------------------------------------------------------------------------------


ITEM 2(C).  CITIZENSHIP

              (See Item 4 of cover page)
-------------------------------------------------------------------------------


ITEM 2(D).  TITLE OF CLASS OF SECURITIES

              Common Stock and Class B Common Stock
-------------------------------------------------------------------------------


ITEM 2(E).  CUSIP NUMBER

              004527107
-------------------------------------------------------------------------------


ITEM 3: This statement is not filed pursuant to Rules 13d-1 (b) or 13d-2, and therefore this item is not applicable.

                                                          Page  4  of  5  Pages
                                                               ---    ---

ITEM 4.  OWNERSHIP

    (a) Amount Beneficially Owned:

            * 10,772,212 shares Common Stock
            * 11,271,355 shares Class B Common Stock

              Mr. Ackerley disclaims beneficial ownership of 7,264 shares of Common Stock and 264 shares of Class B Common Stock owned by his spouse, for purposes of Section 13(g) of the Act.

            * Stock ownership reflects two-for-one stock split effected on
              October 15, 1996.
    ---------------------------------------------------------------------------

    (b) Percent of Class:

                   54.4% of Common Stock
                   99.3% of Class B Common Stock

    ---------------------------------------------------------------------------

    (c) Number of shares as to which such person has:

          (i) sole power to vote or to direct the vote

                      * 10,772,212 Common Stock
                      * 11,271,355 Class B Common Stock

                      * Stock ownership reflects two-for-one stock split
                        effected on October 15, 1996.
              -----------------------------------------------------------------
         (ii) shared power to vote or to direct the vote

                        0 Common Stock
                        0 Class B Common Stock

              -----------------------------------------------------------------
        (iii) sole power to dispose or to direct the disposition of

                      * 10,772,212 Common Stock
                      * 11,271,355 Class B Common Stock

                      * Stock ownership reflects two-for-one stock split
                        effected on October 15, 1996.
              -----------------------------------------------------------------
         (iv) shared power to dispose or to direct the disposition of

                        0 Common Stock
                        0 Class B Common Stock

              -----------------------------------------------------------------

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

              Not Applicable

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. / /

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

              Not Applicable
-------------------------------------------------------------------------------

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

              Not Applicable
-------------------------------------------------------------------------------

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

              Not Applicable
-------------------------------------------------------------------------------

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

              Not Applicable
-------------------------------------------------------------------------------

ITEM 10. CERTIFICATION

              Not Applicable

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                                              Page 5 of 5 Pages
                                                                  ---  ---

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       February 12, 1997
                                       ----------------------------------------
                                       (Date)

                                       /s/ Barry A. Ackerley
                                       ----------------------------------------
                                       (Signature)

                                       Barry A. Ackerley
                                       ----------------------------------------
                                       Chairman and CEO of
                                       THE ACKERLEY GROUP, INC.